UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012.

Commission File Number 000-54313

TASMAN METALS LTD.
____________________________________________________________________________
(Translation of registrant’s name into English)

#1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
_____________________________________________________________________________
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [  ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TASMAN METALS LTD.
(Registrant)

Date November 8, 2012	By:	/s/ Mark Saxon
Mark Saxon, President and CEO

T A S M A N   M E T A L S   L T D
Strategic Metals	Strategic Locations
News Release	08 November 2012

TASMAN ADVANCES MINERAL PROCESSING AT NORRA KARR, SWEDEN

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) (TSXV:TSM; Frankfurt:T61; NYSE-MKT:TAS).  Mr Mark Saxon, President & CEO, is pleased to report on recent process optimization results from expanded metallurgical testing at the Company’s 100% owned Norra Karr heavy rare earth element (REE) – zirconium (Zr) project in Sweden.  Test work was completed in Germany by ANZAPLAN (DORFNER Analysenzentrum und Anlagenplanungsgesellschaft mbH) a member of the DORFNER group of companies, Germany’s leading supplier of industrial minerals.

Highlights

•
High recovery of REE in a low mass during combined flotation – magnetic separation tests, including 82.5% yttrium oxide (Y2O3) and 76.9% total rare earth oxide (TREO) recovered in only 25.2% of the original mass;

•	High recovery of REE in magnetic separation tests on three major ore types from Norra Karr;

•	Eudialyte confirmed as the only REE-bearing mineral present in more than trace abundance in all ore types;

•	All major ore types shown to be mineralogically indistinguishable when ground to 500 micron, suggesting geological variation across the ore body is unlikely to affect processing behavior;

•	Flotation test work very successful in separating aegirine from eudialyte using commercial reagent;

•	Low-iron nepheline/feldspar fraction identified as potential by-product;

“The effectiveness of the current optimization tests for combined magnetic and flotation techniques by ANZAPLAN give us confidence that further research will enable a high recovery – low mass mineral concentrate to be produced from Norra Karr ore”  said Mark Saxon, Tasman’s President and CEO.  “Our metallurgical research is a continuous process, with facilities in Europe and North America working to further optimize the flow sheet.  Data generated by ANZAPLAN will be a key part of our upcoming Pre Feasibility Study and Pilot Plant tests.”

Three bulk samples totaling approximately 1.2 tonnes were supplied to ANZAPLAN, representing the two major (PGT, GTM) and one minor ore type (GTC) that comprise the Norra Karr resource.  Each sample was composited from drill core collected across the deposit, and is considered very representative.  All previous metallurgical testing was performed on blended material combining all ore types.  Mineralogical character and metallurgical behavior of each ore type was tested, to constrain future processing considerations.  Geochemical character of each ore type based on drilling information is given in Table 1.

Table 1:  Summary of Principal Ore Type Geochemistry from Average Drilling Data

		TREO%	HREO/ TREO%	ZrO2%	Dy2O3 ppm	Y2O3 ppm	Tb2O3 ppm	Nd2O3 ppm
PGT	Pegmatitic Grennaite	0.614	54.7%	2.00	289	2300	42	662
GTM	Migmatitic Grennite	0.490	45.0%	1.52	184	1506	27	563
GTC	Grennaite	0.261	63.5%	1.33	152	1056	20	233

TREO (total rare earth oxide) = sum of La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3,
Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3;
HREO (heavy rare earth oxide) = sum of Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3,
Lu2O3, Y2O3;
Most significant REO’s by % are Y2O3, La2O3, Ce2O3, Nd2O3, Dy2O3

Mineralogy

Mineral Liberation Analysis (MLA) was completed on 15 samples to identify mineralogy and liberation trends at a range of grain sizes.  MLA demonstrated that once crushed to 500 micron (0.5 mm) or less, based on the range and relative distribution of minerals present, all three ore types are indistinguishable.  The principal REE-bearing mineral at

HEAD OFFICE: Suite 1305-1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV: TSM NYSE-MKT: TAS www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Kyrkgatan 41 BODEN 961 35 SWEDEN

Norra Karr is eudialyte in all ore types, which has a modal abundance of 7.8% and 6.7% in the major ore types PTG and GTM respectively (Figure 1).  This simplicity and homogeneity of ore is very encouraging, suggesting geological variation is unlikely to significantly influence metallurgical processing.

Consistent with previous research is the very low abundance of unidentified “other” minerals, at 2.4% or less, in all three ore types.  While most REE projects display a complex range of REE-bearing minerals, REE’s at Norra Karr are virtually entirely hosted by eudialyte, minimizing complexity in the processing flow sheet.

Figure 1:  Modal Mineralogy for Principal Ore Types

As eudialyte is soft relative to other mineral phases in the rock, MLA also highlighted that it reports with greater abundance in the finer grind fractions.  Additional sample from Norra Karr is now with grinding equipment suppliers to test and optimize sizing behavior under various grind conditions.

Mineral Concentrate Tests

A range of mineral concentrate preparation tests were run by ANZAPLAN, based on the previously reported results achieved by the Geological Survey of Finland (GTK) in 2011.  The aim was to produce a mineral concentrate containing most or all of the eudialyte (so achieving high recovery), while discarding most of the un-mineralized gangue material (so achieving low sample mass).  Tests were run in parallel on the different ore types, however no significant variation in results by ore type were observed.  While magnetic separation and flotation were the focus of research, gravity, electrostatic and centrifuge methods were also applied, each of which achieved only poor eudialyte separation.

Magnetic Separation

Due to the paramagnetic behavior of eudialyte, magnetic separation performed very well under non-optimized conditions.  Numerous tests were completed which demonstrated the excellent magnetic extractability of both eudialyte and a common iron-bearing mineral aegirine.  Review of external publications suggest aegirine is not soluble under the acid conditions considered for hydrometallurgical processing of Norra Karr ore, and shall therefore be inert in a REE-leach circuit.  Example recoveries achieved with single pass (not re-circulated) WHIMS (wet high intensity magnetic separation) using the -100 micron fraction of representative Nora Karr ore are provided in Table 2.

Tasman is now focused on further improving the eudialyte concentrate quality by multiple stage magnetic separation and re-grinding methods that were successfully tested by GTK in earlier bench scale tests.

Table 2:  Recovery Associated With Magnetic Separation.

	Mass	TREO Recovery	ZrO2 Recovery	Fe2O3 Recovery
-100/+20 micron fraction	53%	97%	71%	99%
-20 micron fraction	23%	80%	41%	91%

Flotation

Extensive flotation testing was also completed by ANZAPLAN.  While eudialyte does not appear amenable to efficient direct flotation, a commercially available flotation reagent at near-neutral pH was shown to be extremely effective in the selective removal of aegirine from eudialyte.

Aegirine is three times more abundant than eudialyte in typical ore samples, therefore its removal greatly reduces the mass of the magnetic fraction.  Non-optimized test results indicate that approximately two thirds of the aegirine can be removed from the crushed sample prior to magnetic separation at a TREO recovery of 88%. Removal of this material prior to magnetic separation significantly improves quality of the eudialyte concentrate, with only a small loss of REE.

Combined Flotation and Magnetic Separation

Furthermore, ANZAPLAN has tested various scenarios combining flotation and magnetic separation.  One such combination proved extremely effective, where recovery for the total process was 82.2% of the yttrium oxide (Y2O3), 76.9% of the TREO and 49.7% ZrO2 in only 25.2% of the mineral mass.  Recovery of other heavy REE’s (Eu, Gd, Tb, Dy, Ho, Er, Tm, Yb, Lu) mirrors the recovery of Y2O3 in flotation and magnetic separation tests.

The relationship between flotation and magnetic separation, and the impact on operating and capital costs is now the subject of ongoing research.  A concentrate sample produced by flotation and magnetic separation has been supplied to a research partner for additional hydrometallurgical leach testing.

Minor research was also carried out by ANZAPLAN on the by-product materials.  While significant work remains to be undertaken, the feldspar/nepheline product removed as the “non-magnetic” fraction during magnetic separation has a bulk chemistry and sufficiently low iron content in line with the requirements of various European glass industries.

Tasman’s 100% owned Norra Karr project is the only NI 43-101 compliant REE resource in mainland Europe.  Norra Karr lies 15km NNE of the township of Gränna and 300km SW of the capital Stockholm in mixed forestry and farming land.  The short time taken from discovery to ML application demonstrates the efficiency and advantage of operating in a jurisdiction with a strong and transparent Mining Act and a long term association with resource industries.  The project is proximal to road, rail, power and operating ports, plus skilled personnel, minimizing the need for offsite infrastructure to be built by the Company.

Norra Karr is one of the largest and most economically robust projects amongst its peers, due to the high contribution of the high value critical REE’s (dysprosium (Dy), yttrium (Y), neodymium (Nd), terbium (Tb)).  Substantial capital and operating cost benefits are provided by the existing infrastructure and the simple mineralogy that allows ambient temperature and pressure processing.  Norra Karr’s proximity and easy road access to European markets stands as a unique operating advantage for the project.

About Tasman Metals Ltd.

Tasman Metals Ltd is a Canadian mineral exploration and development company focused on Rare Earth Elements (REE’s) in the European region and is listed on the TSX Venture Exchange under the symbol “TSM” and the NYSE-MKT under the symbol “TAS”.  REE demand is increasing, due to the metals’ unique properties that make them essential for high technology and environmentally-beneficial applications.  Since over 95% of REE supply is sourced from China, the European Union is actively supporting policy to promote domestic supply of REE’s, to ensure the security of high-tech industry.  Tasman's exploration portfolio is uniquely placed, with the capacity to deliver "high-tech" metals from politically stable, mining friendly jurisdictions with developed infrastructure.

The Company’s Norra Karr project in Sweden is one of the most significant heavy REE resources in the world, and the only NI43-101 compliant REE resource in mainland Europe.  The resource is unusually low in radioactive metals relative to peer projects, with less than 15 ppm each of uranium and thorium.

For more information regarding rare earth elements, see the Rare Metal Blog at http://proedgewire.com/rare-earth/ or Resource Stock Digest at http://strategicmetalstocks.resourcestockdigest.com

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact: Mariana Bermudez +1 (604) 685 9316
Investor Information: Jim Powell +1 (647) 226 8626
Email: info@tasmanmetals.com

Samples associated with this test work were analyzed at the laboratory of ANZAPLAN in Hirschau, Germany, an ISO 9001:2000 accredited facility, where duplicates, repeats, blanks and known standards were inserted according to standard industry practice.  Tasman provided registered standards produced from Norra Karr material as further QA/QC.  The qualified person for the Company's exploration projects, Mark Saxon, President and Chief Executive Officer of Tasman and a Member of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists, has reviewed and verified the contents of this release.

The TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the American Stock Exchange or the Frankfurt Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note to U.S. Investors Concerning Mineral Resources and Reserves. In this news release, the definition of “mineral resources” is that used by the Canadian securities administrators and conforms to the definition utilized by CIM in the “CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines” adopted on August 20, 2000 and amended December 11, 2005.

The standards employed in estimating the mineral resources referenced in this news release differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”) and the resource information reported may not be comparable to similar information reported by United States companies. The term “resources” does not equate to “reserves” and normally may not be included in documents filed with the SEC. “Resources” are sometimes referred to as “mineralization” or “mineral deposits.” While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the CIM - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities and Exchange Commission Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act of 1933. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

The estimation of measured, indicated and inferred mineral resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned (i) not to assume that measured or indicated resources will be converted into reserves and (ii) not to assume that estimates of inferred mineral resources exist, are economically or legally minable, or will be upgraded into measured or indicated mineral resources. It cannot be assumed that the Company will identify any viable mineral resources on its properties or that any mineral reserves, if any, can be recovered profitably, if at all. As such, information contained in this news release and the documents incorporated by reference herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by United States companies in SEC filings.

Cautionary Statements. Certain statements found in this release may constitute forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect the speaker's current views with respect to future events and financial performance and include any statement that does not directly relate to a current or historical fact. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, uncertainties related to the availability and costs of financing, unexpected geological conditions, success of future development initiatives, imprecision in resource estimates, ability to obtain necessary permits and approvals, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, changes in world metal markets, changes in equity markets, environmental and safety risks, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Forward-looking statements cannot be guaranteed and actual results may vary materially due to the uncertainties and risks, known and unknown, associated with such statements. Shareholders and other readers should not place undue reliance on "forward-looking statements," as such statements speak only as of the date of this release.